EXHIBIT 21

ASTRONICS CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Ownership Percentage	State (Province), Country of Incorporation
Luminescent Systems, Inc.	100%	New York, USA
Astronics Advanced Electronic Systems Corp.	100%	Washington, USA
Luminescent Systems Canada, Inc.	100%	Quebec, Canada
Astronics Air, LLC	100%	New York, USA
LSI—Europe B.V.B.A.	100%	Brussels, Belgium
DME Corporation	100%	Florida, USA
Ballard Technology, Inc.	100%	Washington, USA
Max-Viz, Inc.	100%	Oregon, USA